


Ilan Goldberg · 2nd in

COO at Avinu Media

Israel · 500+ connections · **Contact info**

 **Avinu Media**

 **Tel Aviv University**

Experience



COO

Avinu Media · Full-time

Aug 2020 – Present · 5 mos

Miami-Fort Lauderdale Area

As the COO of Avinu Media, I overlook the R&D and operations of the company. Avinu Media is building the most ambitious and disruptive solution for Churches to help them educate, enrich, engage and entertain their members in a safe, faith-based way.
Avinu Media is applying the most advanced technologies for streaming, interactive, teaching, and analyzing digital content.



COO

Compedia · Full-time

Jan 1987 – Present · 34 yrs

I head marketing and business development. Contact me to understand how you can transform your learning content to immersive media, to engage your audience of all ages and learning subjects.

Education



Tel Aviv University
Computer Science
1987 – 1992

Skills & endorsements

Start-ups · 22

 Endorsed by **Ygal Dikovsky, who is highly skilled at this**

 Endorsed by **4 of Ilan's colleagues at Co**

Mobile Devices · 17

Brian Hughes and 16 connections have given endorsements for this skill

Strategic Partnerships · 16

Moshe Elzara and 15 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (8)**



Alexander Fridman
Senior Software Architect
at CG Solutions

July 28, 2020, Ilan managed
Alexander directly

Alexander is a great software developer and team leader. H
successfully led and delivered complex projects on time, or
budget, and on scope. while at the same time maintaining h
customer satisfaction. And not less important, Alex is a goo
person and a team worker.



Chava Rotman
VP Product

September 22, 2019, Ilan
managed Chava directly

Chava is a passionate executive that takes end-to-end
management responsibility. In the past 7.5 years, she has
managed large-scale products at Compedia from inception
full-blown product launch. She has closely collaborated wit
R&D teams and motivated cross functional team coll... See

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Accomplishments

2 **Languages**

English • Hebrew

Interests

 **Venture Capital Cafe (35,000+ Members**
31,219 members

 **EdTech Start Ups**
24,311 members

 **The Israeli Connection**
33,360 members

 **Tel Aviv University**
139,824 followers

 **Autism Speaks**
140,386 followers

 **Autism Society of America**
21,715 followers

See all